UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. __)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)
William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SPII Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%(1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculation based 67,911,072 Common Shares (defined below) issued and outstanding as of September 1, 2017.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sierra Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,818,185

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,818,185

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,818,185

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%(1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculation based 67,911,072 Common Shares issued and outstanding as of September 1, 2017.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mountain Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,454

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,454

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,454

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%(1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculation based 67,911,072 Common Shares issued and outstanding as of September 1, 2017.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*36,363,639

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*36,363,639

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*36,363,639

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.5%(1)

14.	TYPE OF REPORTING PERSON

CO

* Mr. Economou may be deemed to beneficially own 36,363,639 Common Shares as follows: (i) 12,000,000 Common Shares owned by SPII Holdings Inc., a Marshall Islands corporation controlled by Mr. Economou; (ii) 9,818,185 Common Shares owned by Sierra Investments Inc., a Marshall Islands corporation controlled by Mr. Economou; and (iii) 14,545,454 Common Shares owned by Mountain Investments Inc., a corporation controlled by Mr. Economou.

(1) Calculation based 67,911,072 Common Shares issued and outstanding as of September 1, 2017.

CUSIP No.	Y2109Q705
Item 1. Security and Issuer
This statement on Schedule 13D relates to the common shares, par value $0.01 per share (the "Common Shares") of DryShips Inc., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

Item 2. Identity and Background

(a),(f)
This statement is being filed by SPII Holdings Inc., a Marshall Islands corporation ("SPII"), Sierra Investments Inc., a Marshall Islands corporation ("Sierra"), Mountain Investments Inc., a Marshall Islands Corporation ("Mountain"), and Mr. George Economou, a citizen of Greece ("Mr. Economou," and, together with SPII, Sierra, and Mountain, the "Reporting Persons").

(b)	The address of the principal place of business of SPII is c/o Omega Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

The address of the principal place of business of Sierra and Mountain is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Mr. Economou's correspondence address is 109 Kifisias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

(c) The principal business of SPII, Sierra, and Mountain is acting as investment holding companies. Mr. Economou is the Chairman and Chief Executive Officer of the Issuer and Ocean Rig UDW Inc.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of SPII is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Omega Services Limited	Sole Director/Secretary	Omega Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta Mr. Cefai's principal occupation is attorney at law.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of Sierra and Mountain is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Mare Services Limited	Sole Director/Secretary	Mare Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta . Mr. Cefai's principal occupation is attorney at law.
(d), (e) None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
On August 11, 2017, SPII, Sierra and Mountain entered into a term sheet (the "Term Sheet") with the Issuer to purchase $100 million of the Common Shares at $2.75 per share (the "Private Placement"). The Private Placement closed on August 29, 2017, when the Issuer issued 12,000,000 Common Shares, 9,818,182  Common Shares and 14,545,454 Common Shares to SPII, Sierra and Mountain, respectively, as consideration for: (i) 100% of the issued and outstanding equity interests of Shipping Pool Investors Inc., which directly holds a 49% interest in Heidmar Holdings LLC, a global tanker pool operator, from SPII; (ii) the termination of the participation rights set forth in the Deed of Participation dated May 23, 2017 issued by the Issuer providing certain participation rights to Mountain; (iii) forfeiture by Sifnos Shareholders Inc., an entity affiliated with Mr. Economou ("Sifnos"), of all outstanding shares of Series D Preferred Stock (which carry 100,000 votes per share) of the Issuer that Sifnos held prior to the closing of the Private Placement; and (iv) the reduction in principal outstanding balance by $27 million of the Issuer's unsecured credit facility, as amended, with Sierra under which the Issuer is the borrower. The Issuer did not receive any cash proceeds from the Private Placement.
Item 4. Purpose of Transaction
The information contained in Item 3 is incorporated by reference.
(a)-(j) The Common Shares that the Reporting Persons may be deemed to beneficially own are held for investment or other purposes, but as the Chief Executive Officer and Chairman of the board of directors of the Issuer, Mr. Economou controls the management and policies of the Issuer. In the future, the Reporting Persons may be involved in and may plan for the involvement in any or all of the following:
1.	The acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;
2.	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any material change in the present capitalization or dividend policy of the Issuer;
5.	Any other material change in the Issuer's business or corporate structure;
6.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
9.	Any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer
(a)-(c) As of September 1, 2017, the Issuer had 67,911,072 Common Shares outstanding. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate 36,363,639 Common Shares representing 53.5% of the total outstanding Common Shares as set forth below:
		Voting			Dispositive
Names	Percentage of Common Shares Beneficially Owned	Sole	Shared		Sole	Shares
SPII	17.7%	0	12,000,000		0	12,000,000
Sierra	14.5%	0	9,818,185		0	9,818,185
Mountain	21.4%	0	14,545,454		0	14,545,454
Mr. Economou	53.5%	0	36,363,639	(1)	0	36,363,639	(1)
(1)   Mr. Economou may be deemed to beneficially own 36,363,639 Common Shares as follows:  (1) 12,000,000 Common Shares owned by SPII; (ii) 9,818,185 Common Shares owned by Sierra; and (iii) 14,545,454 Common Shares owned by Mountain. SPII, Sierra and Mountain are entities controlled by Mr. Economou.
Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2.
Other than the transactions described in Item 3 above, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On August 29, 2017, SPII, Sierra, Sifnos and Mountain entered into a private placement purchase agreement (the "Private Placement Purchase Agreement") with the Company in order to memorialize the terms of the Private Placement. See Item 3 herein. The Private Placement Purchase Agreement also provides, in relevant part, that SPII, Sierra and Mountain shall not re-sell any Common Shares each of them received in the Private Placement from August 29, 2017 until the close of trading on the date that is six (6) months after of the closing of the Issuer's offering to each holder of Common Shares of non-transferable rights (the "Rights") to subscribe for and purchase such number of additional Common Shares at a subscription price per share of $2.75 constituting an aggregate offering amount of $100 million (the "Rights Offering"), provided however that if the Rights Offering is not commenced on or before October 15, 2017, then the lock-up period shall end on the close of trading on the date that is six (6) months after August 29, 2017. The description of the Private Placement Purchase Agreement in this section is qualified in its entirety by reference to the complete text of the Private Placement Purchase Agreement, which is incorporated by reference herein. See Exhibit B.
On August 31, 2017, the Company launched the Rights Offering to holders of Common Shares as of August 31, 2017 to purchase their pro rata portion of up to 36,363,636 Common Shares at a price of $2.75 per share (or $100 million). In connection with the Rights Offering, on August 29, 2017, Sierra also entered into a backstop agreement (the "Backstop Agreement") to purchase from the Issuer, at $2.75 per share, the number of shares of Common Stock offered pursuant to the Rights Offering that are not issued pursuant to existing shareholders' exercise in full of their Rights. The Backstop Agreement may be terminated at any time by mutual written agreement of the Issuer and Sierra. The Backstop Agreement will automatically terminate if closing of the Common Shares purchased in the Rights Offering and by Sierra pursuant to the Backstop Agreement has not occurred on or prior to November 30, 2017. The Backstop Agreement provides that the Common Shares issued to Sierra pursuant to the backstop arrangement will be subject to a six (6) month lock-up commencing on the closing of the Rights Offering. Mr. Economou and his affiliates have also agreed not to exercise any Rights they may have to purchase a portion of the Common Shares offered in the Rights Offering. If the Rights Offering is fully subscribed by the Issuer's other shareholders, Sierra will not have the right to acquire any additional Common Shares pursuant to its backstop commitment because the Backstop Agreement provides that a maximum of $100 million may be raised pursuant to the Rights Offering and the backstop commitment.  If the Issuer's other shareholders do not purchase any Common Shares in the Rights Offering, Sierra will purchase all 36,363,636 Common Shares. The description of the Backstop Agreement in this section is qualified in its entirety by reference to the complete text of the Backstop Agreement, which is incorporated by reference herein. See Exhibit C.

Except as described herein, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.
Item 7. Materials to be Filed as Exhibits
Exhibit A: Joint Filing Agreement.
Exhibit B: Private Placement Purchase Agreement, dated August 29, 2017, by and between the Issuer, SPII, Mountain, Sierra, Sifnos and Mountain (incorporated by reference from the Issuer's Current Report on Form 6-K furnished to the Commission on August 29, 2017).
Exhibit C: Backstop Purchase Agreement, dated August 29, 2017, by and between the Issuer and Sierra (incorporated by reference to the Issuer's Current Report on Form 6-K furnished to the Commission on August 31, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2017
(Date)

SPII Holdings Inc.

BY: OMEGA SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Omega Services Limited

Sierra Investments Inc.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Mare Services Limited

Mountain Investments Inc.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Mare Services Limited

/s/George Economou
(Signature)

George Economou (Name)

*          The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated September 5, 2017 relating to the Common Shares, par value $0.01 per share, of DryShips Inc. shall be filed on behalf of the undersigned.

SPII Holdings Inc.

BY: OMEGA SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title	Dr. Adriano Cefai Director of Omega Services Limited

Sierra Investments Inc.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Mare Services Limited

Mountain Investments Inc.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Mare Services Limited

/s/ George Economou
(Signature)

George Economou (Name)